June 14, 2016

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:          Hampton Roads Bankshares, Inc.
Request for Withdrawal
Registration Statement on Form S-1 (File No. 333-169981)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Hampton Roads Bankshares, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") withdraw, effective as of the date hereof or at the earliest practicable date hereafter, the Company's Registration Statement on Form S-1 (File No. 333-169981) together with all exhibits thereto (collectively, the "Registration Statement").

The Registration Statement was originally filed on October 18, 2010 to register shares of the Company's common stock, warrants to purchase shares of the Company's common stock and shares of the Company's common stock underlying the warrants for resale by selling shareholders.  The Company confirms that no securities have been issued or sold pursuant to the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company has no longer has a need to have the Registration Statement declared effective.  The Company is therefore withdrawing the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.

It is the Company's understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof, unless it receives notice from the Commission that it will not be granted within fifteen days of the date hereof.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact John S. Mitchell, Jr. at Williams Mullen at (202) 833-9200.

Very truly yours,

Hampton Roads Bankshares, Inc.

By:	/s/ Paul A. Driscoll
Paul A. Driscoll
Senior Vice President, Secretary and
General Counsel